SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

Midcoast Energy Resources, Inc. (Successor to Nugget Oil Corporation)
                         (Name of Issuer)


                           Common Stock
                  (Title of Class of Securities)

                            59563W104
                          (CUSIP Number)


Dan C. Tutcher, Midcoast Energy Resources, Inc. 1100 Louisiana, Suite 2950, Houston, Texas 77002 (713) 650-8900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                            July 2, 1997
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              SCHEDULE 13D


CUSIP No.        59563W  10  4

Page  of 5  Pages


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kenneth B. Holmes, Jr.



2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)
                                                                       (b)



3
SEC USE ONLY




4
SOURCE OF FUNDS*

     00


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)




6
CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America



                                   NUMBER OF

                                    SHARES

                                 BENEFICIALLY

                                   OWNED BY

                                     EACH

                                  REPORTING

                                    PERSON

                                     WITH
7
SOLE VOTING POWER

     0



8
SHARED VOTING POWER

     0



9
SOLE DISPOSITIVE POWER

     183,195



10
SHARED DISPOSITIVE POWER

     0


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING POWER

          183,195


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.1%


14
TYPE OF REPORTING PERSON*

          IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                               SCHEDULE 13D

                           Kenneth B. Holmes, Jr.

 Item 1.Security and Issuer.

     This statement relates to the common stock, $.01 par value per share (the "Common Stock") of Midcoast Energy Resources, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1100 Louisiana, Suite 2950, Houston, Texas 77002.


 Item 2.Identity and Background.

      (a)This statement is being filed by Kenneth B. Holmes, Jr.("Mr. Holmes").

      (b)The business address of Mr. Holmes is 710 Buffalo, Suite 800, Corpus Christi, Texas 78401.

      (c)Mr. Holmes' principal business activity has been carried on as Vice President, Director and fifty-percent (50%) owner of TexLine Gas Company ("TexLine"), a Texas corporation. TexLine's business activities involve the natural gas pipeline industry. TexLine's principal address is the same address set forth in subparagraph (b) above. Mr. Holmes served as Vice President and a Director of the Issuer from 1992 to 1996, as Treasurer of the Issuer from 1992 to 1995, and as a Director of Nugget Oil Corporation ("Nugget"), a predecessor of the Issuer and a Minnesota corporation, from 1990 to 1992.

      (d)During the last five (5) years, Mr. Holmes has not been convicted in a criminal proceeding.

      (e)During the last five (5) years, Mr. Holmes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in his being subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)Mr. Holmes is a citizen of the United States of America.

 Item 3.Source and Amount of Funds or Other Consideration.

     This amendment is being filed to report a decrease in the beneficial ownership of the Issuer's Common Stock held by Mr. Holmes, as a result of the sale to the public of 100,000 shares of Common Stock in the Issuer's most recent Offering (hereinafter defined). (See item 4). Since this amendment is not being filed to report an acquisition of the Issuer's Common Stock, no disclosure is needed with respect to source and amount of funds.

 Item 4.Purpose of Transaction.

     On July 2, 1997, the Issuer closed an underwritten public offering of 2,000,000 shares of Common Stock (the "Offering"), in which Mr. Holmes also sold 100,000 shares of the Issuer's Common Stock held by him, which reduced
Mr. Holmes' beneficial ownership of the Issuer's Common Stock to approximately 4.1%.

     Except as set forth in the Issuer's registration statement on Form S-1 (No. 333-27885) as filed with the SEC in connection with the Offering, Mr. Holmes has no present plan or proposal, or any knowledge of any plan or proposal, which relates to or would result in any of the actions set forth in parts (a) through
(j) of Item 4 of Schedule 13D. Mr. Holmes may from time to time and at any time reconsider any or all of the activities which may result in any of the actions set forth in such Item 4.

 Item 5.Interest in Securities of the Issuer.

      (a)After the sale of 100,000 shares of the Issuer's Common Stock by Mr. Holmes, in connection with the Offering on July 2, 1997, Mr. Holmes is the owner of 183,195 shares of Common Stock (or approximately 4.1% of the issued and outstanding shares of Common Stock).

      (b)Pursuant to the Voting Proxy Agreement described in Item 6 of Third Amended Schedule 13D dated on August 22, 1996 (attached hereto as Exhibit 99), Texas Commerce Bank National Association has the sole power to vote all 183,195 shares of the Common Stock for five (5) years subsequent to August 5, 1996.

      (c)Except as described herein, Mr. Holmes has not engaged in any transaction in the Common Stock of the Issuer during the past 60 days.

      (d)No person other than Mr. Holmes has the right to receive dividends or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

      (e)Mr. Holmes ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock on July 2, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     Except as described herein or in the Voting Proxy Agreement described in
Item 6 of Third Amended Schedule 13D dated on August 22, 1996 (attached hereto as Exhibit 99), there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Holmes and any other person with respect to any securities of the Issuer.

 Item 7.Material to be Filed as Exhibits.

     Exhibit 99. Third Amended Schedule 13D for Kenneth B. Holmes, Jr. dated August 22, 1996 (excluding exhibits).



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      DATED:July 16, 1997.



                                          /s/  KENNETH B. HOLMES, JR.
                                           Kenneth B. Holmes, Jr.